

19005570

EVB

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

3405 22nd Street, Suite 202
                              (No. and Street)

Lubbock	Texas	79410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Miles Hornak 806-793-2525
                                                        (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
                    (Name – if individual, state last, first, middle name)

5910 Courtyard Drive, Ste 230	Austin	Texas	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Miles Hornak _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kuykendall & Schneider, Inc. _____, as

of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____
Signature

_____
Title

_____ 2/14/19
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2018
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KUYKENDALL & SCHNEIDER, INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2018



<center>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</center>

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuykendall & Schneider, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuykendall & Schneider, Inc.'s management. Our responsibility is to express an opinion on Kuykendall & Schneider, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kuykendall & Schneider, Inc.'s auditor since 2019.

Austin, Texas
February 20, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and Cash Equivalents	$	285,931
Receivables:		
Broker or Dealer		45,547
Deposits and Other Assets		21,340
TOTAL ASSETS	$	352,818

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	62,721
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670		6,700
Retained Earnings		283,397
		290,097
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	352,818

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUE

Direct Fund Commissions	$	145,000
Mutual Fund 12b-1 Fees		932,713
Total Distribution Fees		1,077,713
Brokerage Commissions		38,098
Brokerage Mutual Fund Commissions		113,884
Total Commissions		151,982
Interest Income		2,382
		1,232,077

EXPENSES

Employee Compensation and Benefits		362,991
Commissions		508,780
Occupancy		29,742
Other Operating Expense		100,757
		1,002,270
Net Income	$	229,807
Income Earnings per Share of Common Stock	$	343

The accompanying notes are an integral part of
these financial statements.

3

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock	Retained Earnings	Total
Balance, December 31, 2017	6,700	103,590	110,290
Owner's Draw Year Ended December 31, 2018	-	(50,000)	(50,000)
Net Income Year Ended December 31, 2018	-	229,807	229,807
Balance, December 31, 2018	$ 6,700	$ 283,397	$ 290,097

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Income	$	229,807
Change in Assets and Liabilities		
Receivables		(6,324)
Deposits and Other Assets		520
Liabilities		(25,797)
Net Cash Provided by Operating Activities		198,206
Cash Flows from Financing Activities		
Owner's Draw		(50,000)
Net Increase in Cash		148,206
Cash and Cash Equivalents at Beginning of Year		137,725
Cash and Cash Equivalents at End of Year	$	285,931

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas. The company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution Fees
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Distribution fees recognized in the current

period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements
Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The

new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize the revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018

Leases
In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provisions on the Company's financial position and results of operations.

NOTE 3: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred.

NOTE 4: LEASE COMMITMENTS

The Company leases its office. The office is leased through February 2019 with monthly rent payments of $2,479 per month. Rent expense was $29,742 for the year ended December 31, 2018.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018

The Company has entered into a new operating lease for its office at a new location commencing March 1, 2019 and expiring on February 29, 2024. The monthly rent payments will total $4,400 per month.

The future minimum lease commitments under this operating lease are as follows:

2019	$	48,957
2020		52,800
2021		52,800
2022		52,800
2023		52,800
2024		8,800
Total	$	268,957

NOTE 5: LITIGATION

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 6: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 7: RETIREMENT PLAN

The Company offers eligible employees the option to contribute a portion of their compensation to a SIMPLE IRA retirement plan. Employees are eligible to participate in the plan after they have been employed during one previous

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018

calendar year. The Company made contributions to employee accounts of $19,775 in 2018.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and net capital requirements of $261,757 and $5,000, respectively, which was $256,757 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.2396 to 1.

NOTE 9: CONCENTRATIONS OF RECEIVABLES AND DEPOSITS

Hilltop Securities (HTS) clears trades for the Company and requires a deposit of $15,000 be maintained at HTS for this service. This amount is included with deposits on the balance sheet. There was no outstanding balance due from HTS as of December 31, 2018.

NOTE 10: BUSINESS CONCENTRATION

Two mutual fund companies accounted for 99% of revenues in 2018.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm. The Company entered into a new operating lease for its office. See Note 4 to the financial statements for further discussion regarding this lease agreement.

KUYKENDALL & SCHNEIDER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN
ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2018

Stockholders' Equity (Qualified)		$ 290,097
Non-allowable Assets		28,340
NET CAPITAL		261,757
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	4,181	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		256,757
Net Capital less 10% of Aggregated Indebtedness		$ 255,485
Ratio of Aggregate Indebtedness to Net Capital		.2396 to 1

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c-3 under paragraph (k) (2) (ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2018, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

KUYKENDALL & SCHNEIDER, INC.
Schedule II & Schedule III
December 31, 2018

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Kuykendall & Schneider, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 20, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

KUYKENDALL & SCHNEIDER, INC.

8009 GENOA AVENUE ~ LUBBOCK, TEXAS 79424
PHONE 806-793-2525 ~ FAX 806-793-2528

EXEMPTION REPORT

It is our best knowledge and belief that Kuykendall & Schneider, Inc., a licensed broker/dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii). Kuykendall & Schneider, Inc., as an introducing broker/dealer:

- Clears all transactions with and for customers on a fully disclosed basis with an appropriate clearing broker/dealer.
- Promptly transmits all customer funds (Kuykendall & Schneider, Inc. does not receive client securities) to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Kuykendall & Schneider, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2018 and to the date of this report, without exception.

_____
Miles Hornak
President
Kuykendall & Schneider, Inc.

February 20, 2019



REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Kuykendall & Schneider, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kuykendall & Schneider, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Kuykendall & Schneider, Inc. for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kuykendall & Schneider, Inc.'s management is responsible for Kuykendall & Schneider, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 20, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2018__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

```
12*12*******2490*********************MIXED AADC 220
17609  FINRA  DEC
KUYKENDALL & SCHNEIDER INC.
3405 22ND ST STE 202
LUBBOCK, TX  79410-1348
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Hornak 806-793-2525

2. A. General Assessment (item 2e from page 2) $60.72

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (19.28)
       7/24/2018
       _____
       Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) 41.44

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) $41.44

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ] $41.44
       Total (must be same as F above)

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __13__ day of __February__, 20 __19__.

President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,232,077

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,232,077

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,191,597

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   1,191,597

2d. SIPC Net Operating Revenues $ 40,480

2e. General Assessment @ .0015 $ 60.72

(to page 1, line 2.A.)

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